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SEC 1746  Potential persons who are to respond to the collection of
(2-98) information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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                     UNITED STATES                    OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION      OMB Number: 3235-0145
                Washington, D.C. 20549            Expires: October 31, 2002
                     SCHEDULE 13D                 Estimated average burden
                                                  hours per response. . . 14.9

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*
                    The First Connecticut Capital Corporation
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                  319851101000
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                                 (CUSIP Number)

  Martin Cohen, 27 East 65th Street, Apt. 11A, New York, NY 10021 212-744-8537
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 22, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 'SS''SS'240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 'SS'240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No.  319851101000

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               1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                              Cohen Profit Sharing Plan, IRS ID# 06-1128329, Affiliate of Martin Cohen
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               2. Check the Appropriate Box if a Member of a Group (See Instructions)

                      (a)............................................................
                      (b) Reporting person disclaims being a member of a group
                          with Bernard Zimmerman & Co.,Inc.

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               3. SEC Use Only
                  ...................................................................
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               4. Source of Funds (See Instructions)   WC
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               5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ......
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               6. Citizenship or Place of Organization     State of New York
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Number of           7. Sole Voting Power    51,000 shares
Shares         ----------------------------------------------------------------------------------------------
Beneficially        8. Shared Voting Power    -0-
Owned by       ----------------------------------------------------------------------------------------------
Each                9. Sole Dispositive Power    51,000 shares
Reporting      ----------------------------------------------------------------------------------------------
Person With        10. Shared Dispositive Power    -0-
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              11. Aggregate Amount Beneficially Owned by Each Reporting Person    51,000 shares
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              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ......
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              13. Percent of Class Represented by Amount in Row (11)    4.35%
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              14. Type of Reporting Person (See Instructions)   CO





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Item 1.       Security and Issuer

Common Stock, no par value
The First Connecticut Capital Corporation
1000 Bridgeport Avenue,
Shelton, Connecticut 06484

Item 2.       Identity and Background

              (a)     Cohen Profit Sharing Plan
              (b)     27 East 65th Street, Apt. 11A
                      New York, NY 10021
              (c)     Profit Sharing retirement plan
              (d)     Not Applicable
              (e)     Not Applicable
              (f)     State of New York

Item 3.       Source and Amount of Funds or Other Consideration

Shares were acquired with working capital of reporting person.

Item 4.       Purpose of Transaction

The shares were acquired as an investment and with the intention of reporting person's principal seeking a role in the future direction of issuer's business and operations.
              (a -j)  Inclusive
                      In addition to 51,000 shares already owned, reporting person has agreed, subject to shareholder approval, to purchase from the issuer 125,000 shares of Common Stock at a price of $1.00 per share and, for an additional $1,000, 5 year Warrants to purchase 100,000 shares exercisable at a price of $1.00 per share, pursuant to a Stock Purchase Agreement (SPA) in which Bernard Zimmerman & Co., Inc. (Zimco) also has agreed to purchase from issuer a like number of shares and Warrants. Among other conditions to closing the SPA, the issuer, subject to shareholder approval, shall sell its operating assets and business (excluding cash and a deferred tax asset), subject to liabilities, to a newly formed limited liability company (NEWCO) organized by issuer's current management, pursuant to an Asset Purchase Agreement (APA).

                      Assuming approval and consummation of the APA and SPA, Bernard Zimmerman, Principal of Zimco, Martin Cohen, Trustee of the Plan and an individual designated by them as well as two incumbent directors of the issuer would serve as directors of the issuer.

                      Reporting person has agreed, subject to consummation of the APA and SPA, to purchase an additional 12,300 shares of Common Stock from two unaffiliated shareholders of issuer at a price of $1.00 per share. Assuming consummation of all of the foregoing transactions, reporting person would own a total of 188,300 shares of issuer's Common Stock and Warrants to purchase an additional 100,000 shares.





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                      Reporting person has no present plans to (i) change the
                      capitalization or divided policy of the issuer (subject to the payment of a possible one-time cash dividend after closing of the APA), (ii) make any changes in issuer's charter or by-laws, (iii) take any action which may impede acquisition of control of the issuer by any person, (iv) cause issuer's Common Stock to cease to be quoted on any inter-dealer quotation system of a registered national securities association, (v) take steps which may cause issuer's Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (vi) take any action similar to those enumerated above.

                      Assuming consummation of the APA and SPA and the election of Messrs. Zimmerman and Cohen and their designee to issuer's Board of Directors, it is their intention to seek and assist issuer in making one or more acquisitions more appropriate to operating as a publicly held entity than issuer's current business.

Item 5.       Interest in Securities of the Issuer

               (a) 51,000 shares of Common Stock or approximately 4.35% of the outstanding shares of issuer as of the date hereof. While reporting person disclaims constituting a "group" with Zimco, Zimco currently owns 15,600 shares of Common Stock or approximately 1.33% of the outstanding stock of issuer. See
                   Item 4 above for information regarding proposed additional purchases of Common Stock by reporting person and the Plan.

               (b) Each person named in response to (a) above has sole voting and dispositive power with respect to the shares reflected as owned by said person.

               (c) Each of the persons referred to in (a) above purchased within the past 60 days 5,000 shares of Common Stock in open market purchases. The shares were purchased on August 22, 2002 at a price of $.68 per share in the case of reporting person and $.63 per share in the case of Zimco.

               (d) Not Applicable

               (e) Not Applicable



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to item 4 herein which describes contractual arrangements related to the acquisition of shares of Common Stock of issuer as well as the election of reporting person's principal to issuer's Board of Directors

Item 7.       Material to be Filed as Exhibits

               (a) Stock Purchase Agreement dated as of June 28, 2002 between issuer and reporting person et al. is incorporated herein by reference to Exhibit 99.3 to issuer's Form 8-K filed July 17, 2002.




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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

September 3, 2002

Signature

Cohen Profit Sharing Plan

By: /s/ Martin Cohen
   ---------------------------------
      Trustee



                             STATEMENT OF DIFFERENCES
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The section symbol shall be expressed as....................................'SS'